UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  Aguust 10, 2007                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                     AUGUST 10, 2007

                CHAIRMAN OF SILVER WHEATON JOINS ROCHESTER BOARD

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Dr. Alfredo Parra, President, is pleased to announce that Eduardo Luna, Chairman of Silver Wheaton and recently retired President of Goldcorp's Mexican mining operations, has joined the board of Rochester. Mr. Luna has an advanced management degree from the Harvard School of Business and seventeen years experience as President of Luismin, S.A. de C.V., one of Mexico's largest producers of gold and silver and now a wholly owned subsidiary of Goldcorp. He serves on the board of other mining companies such as Genco Resources, is President of the Consulting Board for the School of Mines, Universidad de Guanajuato, and a member of the advisory boards of the School of Mines of both Mexico University and Zacatecas University. Mr. Luna has served as President of the Mexican Chamber of Mines on two occasions and as President of The Silver Institute from 2002-2003. He is also a member of the Board of ICME, the International Council on Metals and the Environment. Mr. Luna replaces Gil Leathley who continues to serve Rochester in a consulting capacity as a member of the mining advisory committee.

"The addition of Eduardo to our board is further evidence of our commitment to Mexico and our desire to build a strong Mexican based mining company" commented Dr. Parra. "Rochester represents a pure-play into the exploration and development of gold and silver properties located in Mexico. With the commissioning of the Mina Real mill underway, I believe that our Mina Real and Santa Fe properties have the potential to produce a sustained level of gold and silver production to support our growth objectives."



ON BEHALF OF THE BOARD                        Investor information contact:

/s/ Dr. Alfredo Parra                           Empire Communications Inc.
---------------------                              Tel: 1-866-841-0068
Dr. Alfredo Parra,                         Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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